FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of October, 2005

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X       Form 40-F
                                -----              -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes               No  X
                              -----            -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The press release for power generation increase for the first three Quarters of 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on October 12, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                               HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Long
                                  --------------




                               Name:    Huang Long

                               Title:   Director



Date:    October 12, 2005

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
     Power Generation Increases 37.3% for the First Three Quarters of 2005

(Beijing, China, October 12, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation for the first three quarters of 2005.

Based on preliminary statistics, as of September 30, 2005, the Company's total power generation based on a consolidated basis for the first three quarters of 2005 was 110.956 billion kWh, an increase of 37.3% over the same period last year. The power generation of Dezhou Power Plant, Jining Power Plant, Xindian Power Plant, Huaiyin Power Plant and Yushe Power Plant increased significantly.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Newly acquired power plants, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant and Pingliang Power Plant have made significant contribution to the increase of the Company's power generation;

2. Stable generation capacity contributed by six newly operated generating units at Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant;

3. As a result of rapid economic growth, power demand in the regions where the Company's power plants operated underwent continued growth, thereby providing favorable market conditions for the power generation of the Company; and

4. Safe and stable operation of generating units has ensured the growth in the Company's power generation.


Huaneng Power Int'l, Inc. - Power Generation Increases 37.3% for the First Three Quarters of 2005

The power generation of each of the Company's power plants for the first three quarters of 2005 was listed below (in billion kWh):

|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Dalian                                     |         6.700 || Changxing                               |      1.443  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Fuzhou                                     |         6.378 || Taicang                                 |      3.061  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Nantong                                    |         6.756 || Huaiyin                                 |      4.289  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Shangan                                    |         6.177 || Yushe                                   |      3.851  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Shanghai Shidongkou Second                 |         6.238 || Qinbei                                  |      5.610  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Shantou Coal-fired                         |         3.409 || Xindian                                 |      2.032  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Shantou Oil-fired                          |         0.004 || Yingkou                                 |      3.400  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Dandong                                    |         3.197 || Jinggangshan                            |      2.506  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Nanjing                                    |         3.208 || Yueyang                                 |      3.266  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Dezhou                                     |        10.997 || Luohuang                                |      6.122  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Jining                                     |         2.512 || Pingliang                               |      6.026  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Weihai                                     |         3.734 || Sichuan Hydro Power                     |      4.458  |
|-------------------------------------------|---------------||-----------------------------------------|-------------|
|Shanghai Shidongkou First                  |         5.582 ||                                         |             |
|-------------------------------------------|---------------||-----------------------------------------|-------------|

Huaneng Power International, Inc. develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.



                                    ~ End ~


For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel: (852) 2520 2201
Fax: (8610) 6649 1860                           Fax: (852) 2520 2241
Email: ir@hpi.com.cn